Exhibit 99.1

ALCOBRA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of Alcobra Ltd. (“Company”) will be held on Monday, July 13, 2015, at 10:00 am (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2014.
2.	Re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015 and to authorize the Company's Board of Directors to determine its compensation.
3.	Re-election of the following Company’s current serving directors: Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Aharon Schwartz, Mr. Daniel E. Geffken and Mr. Arieh Ben Yosef.
4.	Election of Dr. Joao Siffert as a Director and approval of his remuneration terms.
5.	Approval of an amendment to the Compensation Policy for Company Office Holders.
6.	Approval of the Company's Option Plan.
7.	Approval of a grant of options to Dr. Yaron Daniely, the Company’s CEO and President and a director.
8.	Approval of a grant of options to Mr. Arieh Ben Yosef, a director of the Company.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on June 8, 2015 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange.

We will not be able to count a proxy card unless we receive it at our principal executive offices at 2 Weizman Street, Tel-Aviv, Israel 6423902, or at our transfer agent, Continental Stock Transfer & Trust, at 17 Battery Place, New York, NY 10004 in the enclosed envelope, by Friday, July 10, 2015 at 10:00 am Israel time, which is Friday, July 10, 2015 at 3 am Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

Disclosure Regarding Compensation

New regulations under the Israeli Companies Law of 1999, (the “Companies Law”) require that the Company provides its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2014.  Such information can be found under Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 27, 2015.

By order of the Board of Directors,

/s/ Mr. Howard B. Rosen

Mr. Howard B. Rosen
Chairman of the Board of Directors

ALCOBRA LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Alcobra Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on Monday, July 13, 2015, at 10:00 am (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2014.
2.	Re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015 and to authorize the Company's Board of Directors to determine its compensation.
3.	Re-election of the following Company’s current serving directors: Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Aharon Schwartz Mr. Daniel E. Geffken and Mr. Arieh Ben Yosef.
4.	Election of Dr. Joao Siffert as a Director and approval of his remuneration terms.
5.	Approval of an amendment to the Compensation Policy for Company Office Holders.
6.	Approval of the Company's Option Plan.
7.	Approval of a grant of options to Dr. Yaron Daniely, the Company’s CEO and President and a director.
8.	Approval of a grant of options to Mr. Arieh Ben Yosef, a director of the Company.

ITEM 1 – PRESENTATION OF 2014 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2014 is available on the Company’s website at the following address:

http://www.alcobra-pharma.com/secfiling.cfm?filingID=1144204-15-12776&CIK=1566049

The contents of the Company’s website are not part of this proxy. At the Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2014 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015, and authorize the Company's Board of Directors to determine its compensation.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015 and to authorize the Company's Board of Directors to determine its compensation.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law of 1999, the “Companies Law”), the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting following one year from their election or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

Howard B. Rosen has served on our Board since the closing of our initial public offering in May 2013 and as our Chairman since February 2014. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen has served as the interim CEO of AcelRx Phmarmaceuticals, Inc. (Nasdaq: ACRX), a company developing products for pain relief, since April 2015. Mr. Rosen previously served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is a member of the board of directors of AcelRx Pharmaceuticals, Inc. (Nasdaq: ACRX), and a number of private biotechnology companies as follows: Entrega, Inc., Kala Pharmaceuticals, Inc. and ALDEA Pharmaceuticals. Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Dr. Yaron Daniely became our President and Chief Executive Officer and a Director in March 2010. Immediately prior to joining us and since 2007, Dr. Daniely was the President and Chief Executive Officer of NanoCyte, Inc., a company that develops transdermal delivery technologies based in Caesarea, Israel. Before NanoCyte and from 2004, Dr. Daniely was the General Manager of Gamida Cell—Teva Joint Venture Ltd., a joint venture company that acquired an exclusive license to develop and commercialize a Phase 3-stage cell therapy product for treatment of Leukemia and Lymphoma based in Jerusalem, Israel. From 2003-2007, Dr. Daniely also served as the Vice President of Business Development of Gamida Cell Ltd., and engaged in several licensing and financial transactions for the Company. In addition, he is a director of Bioblast Ltd, a private company incorporated in Israel. Dr. Daniely holds a B.Sc. degree in Biological Sciences from Florida International University, and holds a Ph.D. from the Sackler Institute of Graduate Biomedical Sciences at the New York University School of Medicine. Following his doctoral program, Dr. Daniely served as an NIH Visiting Fellow in its Cell Biology section and a Postdoctoral Fellow in the Department of Molecular Cell Biology at The Weizmann Institute for Science in Israel. Subsequently, he received an Executive M.B.A. from the Technion, Israel Institute of Technology.

Dr. Aharon Schwartz joined our Board as Chairman in January 2013, serving as our chairman until February 2014. He retired from Teva Pharmaceutical Industries Ltd where he served in a number of positions from 1957 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., CureTech Ltd. and several other biotechnology companies. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. He has received a second Ph.D in the History and Philosophy of Science from the Hebrew University.

Daniel E. Geffken has served on our Board of Directors since our initial public offering in May 2013. Since October 2011, he has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies.  Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies.  He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

Arieh Ben Yosef joined the Alcobra Board in May 2014. Mr. Ben Yosef has served as a director of Insuline Medical Ltd. (TASE: INSL) since October 2010, which is focused on improving the performance of current insulin treatment methods. From August 2000 to July 2014, Mr. Ben Yosef served as a director of Microwave Networks Inc., a provider of microwave communications products and services. From 2006 to 2012, Mr. Ben Yosef was employed by Teledata Networks Ltd., a global provider of access network products and solutions for Telecom Service Providers, in the positions of Chief Financial Officer, Executive Vice President for Finance & Operations and later on as the General Manager of the company. From 2000 to 2004, Mr. Ben Yosef served as the President of Elisra Inc. and from 1998 to 2000 as the CFO of Tadiran Electronic Industries Inc. Mr. Ben Yosef holds a M.B.A. from the Hebrew University of Jerusalem.

Mr. Udi Gilboa, who has served as a director of the Company since 2008, has decided not to stand for re-election.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Aharon Schwartz, Mr. Daniel E. Geffken and Mr. Arieh Ben Yosef to serve as directors of the Company until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director shall be voted separately.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF DR. JOAO SIFFERT AS A DIRECTOR AND APPROVAL OF HIS REMUNERATION TERMS

The company's Articles of association provide that other than external directors (who shall be elected and serve in office in strict accordance with provisions of the Companies Law) the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is earlier.

As required by the Companies Law, the director candidate has declared in writing the he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a Director in the Company.

The proposed compensation to Dr. Joao Siffert will be a cash compensation of $30,000 per year, payable quarterly at the end of the quarter and 15,000 options issued under Alcobra’s 2010 Incentive Option Plan. The options will be issued under the following terms: (i) the exercise price per Option shall be $7.60 (the last known closing price of the Company's shares on NASDAQ on June 2, 2015); (ii) the Vesting Commencement Date (as defined in the Plan) shall be the date of the Meeting, (iii) the options shall vest quarterly over a four year period; and (iv) all other terms and conditions shall be as set forth in the Plan. In addition, Dr. Siffert will be entitled to travel and other expenses relating to his service as a Board member. The proposed compensation terms of Dr. Siffert are consistent with the Company's compensation policy.

Biographical information about the candidate is provided below.

Dr. Siffert serves as the executive vice president research & development and chief medical officer at Avanir Pharmaceuticals, Inc. a biopharmaceutical company focused on bringing innovative medicines to patients with central nervous system disorders of high unmet medical need. Dr. Siffert joined Avanir in August 2011 and has led therapeutic development programs in dementia, depression, neuropathic pain, migraine and Parkinson’s disease. Dr. Siffert previously served as vice president and chief medical officer at Ceregene, Inc., a biotechnology company focused on the development of neurotrophic gene therapies for Alzheimer's and Parkinson's diseases. Prior to this position he served as the chief medical officer at Avera Pharmaceuticals, a CNS specialty pharma company. Prior to joining Avera, Dr. Siffert held positions with Pfizer as the worldwide medical team leader of Lyrica and Neurontin focusing in areas of pain and epilepsy and as medical director for Relpax. He was instrumental in the Phase 3b/4 program development and global launch of Lyrica.

Prior to Pfizer, Dr. Siffert held academic positions at Beth Israel Medical Center, where he served as director of the Adult Neuro-Oncology program, and Albert Einstein College of Medicine, where he was assistant professor of neurology. During his tenure at Beth Israel, Dr. Siffert was actively involved in clinical research of novel therapies for patients with brain and spinal cord tumors. He completed residencies in pediatrics at New York University School of Medicine and in neurology at Harvard Medical School.

Dr. Siffert was certified by the American Board of Neurology and Psychiatry in 1996. He holds an M.D. degree from the University of São Paulo School of Medicine as well as an M.B.A. degree from Columbia University Graduate School of Business.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Dr. Joao Siffert to serve as a director of the Company until the next Annual Meeting following one year from his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and to approve his remuneration terms in connection with his office as a director, as provided for in the proxy statement this proxy card relates to”.

ITEM 5 – AMENDMENT TO THE COMPENSATION POLICY FOR COMPANY OFFICE HOLDERS

Pursuant to the Israeli Companies Law, all public Israeli companies, including companies whose shares are publicly-traded only outside of Israel, such as Alcobra Ltd., are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law and serves as a flexible framework for executive compensation. Accordingly, on February 17, 2014, the Company’s shareholders approved the compensation policy for the Company's directors and officers (the “Compensation Policy”). Recently, the Board of Directors and the Compensation Committee approved, subject to shareholder approval, amendments to the Compensation Policy. The purpose of the amendments is to address the changing legal and business environment where the Company operates. A marked copy of the Compensation Policy indicating the amendments is attached hereto as Exhibit A.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amended and restated compensation policy for the Company's directors and officers, in the form attached hereto as Exhibit A is hereby approved.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company.1

1 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director and additional resolutions above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Alcobra Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 6 – APPROVAL OF THE COMPANY'S STOCK INCENTIVE PLAN

Generally, the Company is not required by the Companies Law or otherwise, to approve the adoption or amendment of plans for the equity compensation of its employees, directors and other parties.  However, in order for the Company to issue options that qualify as incentive stock options (“ISO”) under the U.S. Internal Revenue Code, the Company’s shareholders are required to approve the equity plan that allows for such issuance.  At the Meeting, shareholders will be asked to approve the Company’s 2010 Incentive Option Plan (the "Plan"), as amended to include an appendix that allows for the issuance of ISOs.  The Plan has not been approved before by the Company’s shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Plan, attached hereto as Exhibit B, which will be submitted to the shareholders in order to ensure that certain awards granted under the Plan that are intended to qualify as incentive stock options so qualify under the U.S. Internal Revenue Code.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director shall be voted separately.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 7 – GRANT OF OPTIONS TO DR. YARON DANIELY, THE COMPANY’S CEO AND PRESIDENT AND A DIRECTOR

The Board of Directors and the Compensation Committee approved the issuance of additional options to Dr. Yaron Daniely, subject to shareholders’ approval. Dr. Daniely serves as the Company’s Chief Executive Officer (the “CEO”) and Director. The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant to Dr. Daniely options to purchase 400,000 ordinary shares of the Company. With respect to such options: (i) the exercise price per Option shall be $5.63 (the last known closing price of the Company's shares on NASDAQ on March 31, 2015); (ii) the Vesting Commencement Date (as defined in the Plan) shall be March 31, 2015, and the options shall vest over a four year period; (iii) in the event of a Transaction (as such term is defined in the Plan) all remaining unvested options will become fully vested; and (iv) all other terms and conditions shall be as set forth in the Plan. All unvested options previously granted to Dr. Daniely will be cancelled.

The Compensation Committee and the Board of Directors concluded that grant of the options provided for above does not comply with the Company's compensation policy. However, upon further consideration, taking into account the Company's goals, size and nature of activity, and Dr. Daniely's experience, responsibilities, contribution to the company and expertise, it was concluded that the proposed grant of options is reasonable, appropriate and consistent with the best interest of the Company.

In making its recommendation, the Compensation Committee and the Board of Directors considered various factors, including, among other things, (a) Dr. Daniely's education, skills, expertise, professional experience and achievements; (b) Dr. Daniely's position, responsibilities and previous compensation arrangements; and, to the extent applicable, (c) the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to grant Dr. Daniely an amount of 400,000 options under the Plan. With respect to such options: (i) the exercise price per Option shall be $5.63 (the last known closing price of the Company's shares on NASDAQ on March 31, 2015); (ii) the Vesting Commencement Date (as defined in the Plan) shall be March 31, 2015, and the options shall vest over a four year period; (iii) in the event of a Transaction (as such term is defined in the Plan) all remaining unvested options will become fully vested; and (iv) all other terms and conditions shall be as set forth in the Plan.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company.2

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 8 – GRANT OF OPTIONS TO MR. ARIEH BEN YOSEF, A DIRECTOR

The Board of Directors and the Compensation Committee approved the issuance of additional options to Mr. Arieh Ben Yosef, who serves as director in the Company, subject to shareholders approval. The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant to Mr. Ben Yosef options to purchase 10,000 ordinary shares of the Company. With respect to such options: (i) the exercise price per Option shall be $5.63 (the last known closing price of the Company's shares on NASDAQ on March 31, 2015); (ii) the Vesting Commencement Date (as defined in the Plan) shall be March 31, 2015, (iii) the options shall vest over a four year period; and (iv) all other terms and conditions shall be as set forth in the Plan.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of the Company. The proposed compensation for Mr. Ben Yosef is in line with the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

2 See footnote 1 above.

“RESOLVED, to grant Mr. Ben Yosef an amount of 10,000 options under the Plan. With respect to such options: (i) the exercise price per Option shall be $5.63 (the last known closing price of the Company's shares on NASDAQ on March 31, 2015); (ii) the Vesting Commencement Date (as defined in the Plan) shall be March 31, 2015, and the options shall vest over a four year period; and (iii) all other terms and conditions shall be as set forth in the Plan. Notwithstanding, such grant of options shall not become effective unless and until Mr. Ben Yosef signs all requisite documentation required under the Plan and applicable law.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ALCOBRA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Yaron Daniely, Chief Executive Officer, Dr. Tomer Berkovitz, Chief Financial Officer, and Ms. Irena Katsman, VP of Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alcobra Ltd. (the “Company”) which the undersigned is entitled to vote at the 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on July 13, 2015, at 10:00 a.m (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ALCOBRA LTD.

July 13, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.           To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015, and to authorize the Company's Board of Directors to determine its compensation.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

2.           To re-elect five (5) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, as follows:

a.	To re-elect Mr. Howard B. Rosen to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-elect Dr. Yaron Daniely to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-elect Mr. Arieh Ben Yosef to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-elect Dr. Aharon Schwartz to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-elect Mr. Daniel E. Geffken to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3.             To elect of Dr. Joao Siffert as a Director and approval of his remuneration terms.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

4.            To approve an amendment to the Compensation Policy for Company Office Holders.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

5.            To approve the Company's Option Plan.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

6.            To approve grant of options in an amount of 400,000 to Dr. Yaron Daniely, CEO of the Company.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

7.             To approve grant of options in an amount of 10,000 to Mr. Arieh Ben Yosef, a director of the Company.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

__________________	___________________	____________, 2015
NAME	SIGNATURE	DATE

__________________	___________________	____________, 2015
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.